Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
May 21, 2009	NYSE: SLW

SILVER WHEATON COMPLETES ACQUISITION OF SILVERSTONE RESOURCES CORP. AND

ANNOUNCES RESULTS OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton”) (TSX, NYSE:SLW) is pleased to announce that its acquisition of Silverstone Resources Corp. (“Silverstone”) by way of a statutory plan of arrangement (the “Arrangement”) was successfully completed today.  As a result, Silverstone has become a wholly owned subsidiary of Silver Wheaton.  In accordance with the terms of the Arrangement, shares of Silver Wheaton will be issued to Silverstone shareholders in exchange for their Silverstone shares on the basis of 0.185 shares of Silver Wheaton for every Silverstone share held.

The Arrangement was approved by Silverstone shareholders at a special meeting held on May 19, 2009 and by the British Columbia Supreme Court on May 20, 2009.

Annual and Special Meeting of Shareholders

Silver Wheaton is also pleased to report that all resolutions put before shareholders at the Annual and Special Meeting of Shareholders on May 21, 2009 were approved.  Resolutions included confirmation of the Company’s shareholder rights plan, amendments to the Company’s share option plan and re-election to the board of directors of Peter Barnes, President & CEO, Lawrence Bell, John Brough, Peter Gillin, Douglas Holtby, Eduardo Luna and Wade Nesmith.

At the meeting, Eduardo Luna announced that he is stepping down as Chairman of Silver Wheaton; however, he will remain an active member of the Board of Directors.  Douglas Holtby has assumed the role of Chairman, effective immediately.

Mr. Holtby has served on the Board of Directors of Silver Wheaton since 2006, and is also the Vice Chairman of the Board and Lead Director of Goldcorp Inc., as well as President and Chief Executive Officer of a private investment company, Arbutus Road Investments Inc.  From 1989 to 1996, Mr. Holtby was President, Chief Executive Officer and a director of WIC Western International Communications Ltd.  Prior to this he held several executive positions including Chairman of Canadian Satellite Communications Inc., Trustee of ROB.TV and CKVU, President of Allarcom Limited and President of Allarcom Pay Television Limited.  Mr. Holtby is a Fellow Chartered Accountant and a graduate of the Institute of Corporate Directors - Director Education Program at the University of Toronto, Rotman School of Management.

“Eduardo has played an instrumental role in the company’s exceptional growth and performance since 2004,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton.  “We are extremely pleased that Eduardo will remain on the board of directors and that Silver Wheaton will continue to benefit from his vast experience and wisdom.  Eduardo is replaced as Chairman by Doug Holtby, another long-standing and integral member of our board.  Doug has a great business sense and I look forward to working with both Doug and Eduardo as we continue to build Silver Wheaton.”

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world.  Forecast 2009 sales are 16 to 18 million ounces of silver and 17,000 ounces of gold, for total sales of 17 to 19 million silver equivalent ounces, growing to approximately 30 million ounces of silver and 20,000 ounces of gold, for total sales of approximately 31 million silver equivalent ounces, by 2013.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to fluctuations in the price of the primary commodities mined at such operations, changes in laws and regulations including taxation policies, actual results of mining and exploration activities,  changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form for the year ended December 31, 2008 available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C..  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Silver Wheaton purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com